THIS IS AN ELECTRONIC CONFIRMING COPY OF A FORM 10-C FILED BY PAPER FILING ON MARCH 18, 1996.
Form 10-C
Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:   Whitney Holding Corporation
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 228 St.Charles Avenue
                                        New Orleans, LA 70130
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):   (504) 586-7117
                                                  -----------------------------

I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security  Common stock, no par value
                      ---------------------------------------------------------
2. Number of shares otstanding before the change 14,895,830(as of March 6,1996)
                                                 ------------------------------
3. Number of shares outstanding  after the change 17,120,150
                                                  -----------------------------
4. Effective date of change March 8, 1996
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5. Method of change Merger
                    -----------------------------------------------------------
Specify method (such as merger, acquisition,exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)______________________ Give brief description of transaction Merger of First Citizens BancStock, Inc.
                                       ----------------------------------------
                               with and into Whitney Holding Corporation
                               -------------------------------------------------
II.  Change in Name of Issuer
1.    Name prior to change_____________________________________________________
2.    Name after change________________________________________________________
3.    Effective date of charter amendment changing name________________________
4.    Date of shareholder approval of change, if required______________________


March 15, 1996  /s/ Edward B. Grimball       Chief Financial Officer/
                                             Executive Vice President
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DATE            OFFICER'S SIGNATURE AND TITLE

Return To:        The Nasdaq Stock Market
                  Attn:  10C Form
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                  (203) 375-9609

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